AML Communications, Inc.
1000 Avenida Acaso
Camarillo, California 93012

January 27, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ivette Leon

Re:	AML Communications, Inc.
Form 10-K for the fiscal year ended March 31, 2010 Filed June 25, 2010 Form 10-Q for the quarterly period ended September 30, 2010 File No. 0-27250

Dear Ms. Leon:

On behalf of AML Communications, Inc. (the “Company” or “AML Communications”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated January 20, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-Q for the quarterly period ended September 30, 2010

14. Legal proceedings, page 17

1.	Please provide us with an update on the vendor dispute disclosed in this note and tell us why you have not recognized a provision for the estimated losses.

Response:

“Please provide us with an update on the vendor dispute disclosed in this note…”

The Company intends to provide the following update to the vendor dispute  in its upcoming 10-Q for the quarter ended December 31, 2010:

“The Company is party to a vendor dispute filed on February 25, 2010, alleging causes of action for breach of contract, among others. The vendor is claiming damages, including consequential damages, punitive damages, possession of personal property, and other items. Management contends that the claims against the Company are without merit. On May 3, 2010, the Company filed their Answer to the First Amended Complaint and in addition, filed a Cross-Complaint alleging causes of action for breach of contract, among others. The vendor filed a Demurrer and Motion to Strike, challenging the sufficiency of the claims in the Cross-Complaint.  On August 3, 2010, the Court overruled, in part, and sustained, in part, the Demurrer, finding that the breach of contract cause of action was sufficiently pled and granting the Company leave to amend certain claims in the Cross-Complaint.

On August 23, 2010, the Company filed its First Amended Cross-Complaint.  In response, the vendor filed a Demurrer and Motion to Strike, which were heard on November 3, 2010.  The Court overruled and sustained, in part, the Demurrer, finding that the breach of contract, fraud and negligent misrepresentation causes of action were sufficiently pled and denied the motion to strike as to the fraud claims.  The Court ordered the vendor to file its Answer to the First Amended Cross-Complaint by November 23, 2010, and a trial date was set for May 23, 2011.  On January 19, 2011, the parties entered into a settlement agreement, with the Company agreeing to pay $140,000 to the vendor in exchange for a dismissal of all claims.”

“…and tell us why you have not recognized a provision for the estimated losses.”

This was a vendor dispute.  Therefore, the full amount of the vendor charge claim was recognized as a liability under the line item “Accounts Payable” in our 10-Q for the quarter ended September 30, 2010.  There was no need to recognize the estimated losses elsewhere because they were already included as a liability.

The vendor dispute has been settled for an amount less than the vendor alleged and an amount the Company recognized in its accounts payable for the financial statements for the third quarter ended September 30, 2010.  Therefore, we will take a gain on settlement of this debt for the financial statements for the quarter ended December 31, 2010.

*     *     *     *     *

In response to the SEC’s comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned at (805) 388-1345 ext. 280 if you have questions or if you need any additional information.  You may also contact our outside counsel, Ryan Hong, Esq., by telephone at (424) 239-1890, or by facsimile at (424) 239-1882.

Very truly yours,

AML Communications, Inc.
__________________________
Heera Lee
Principal Financial Officer